Strong Fourth Quarter

A year-end rally capped off a strong fourth quarter for the equity market as the S&P 500 Index gained 10.2% for the quarter and 12.8% for all of 2010. Small-cap growth led the way for the year with a return of 28.3%. Growth outperformed value across the entire size and style spectrum. Gold underperformed stocks for the second straight quarter. Despite our holdings in gold-related equities, our Fund performance slightly exceeded our benchmark for the quarter. Our performance fell slightly short for the year because of our gold positions and the fact that many of the market's higher quality stocks did not perform as well as the lower quality stocks.

Support  from  the  Fed

The market's uptrend that began September 1 kept rolling in the fourth quarter, as stocks reacted favorably to the Federal Reserve's November 3 monetary stimulus strategy, commonly referred to as QE2. Economists may feel uneasy about the longer term inflation risks we might face as a result of the Fed's quantitative easing, but in the short term it made investors willing to take market risks because they knew the Fed was supplying the economy with additional liquidity. The rally was also aided by the November elections, as investors felt the new Congress would be less likely to impose costly new regulations on business. Expectations of the extension of the Bush tax rates provided further enthusiasm for the stock market into year-end.

Each major sector in the market turned in a positive performance for 2010, although just barely for some. Consumer Discretionary lead the way with a 26% gain, despite unemployment remaining stubbornly high. The Industrial sector was close behind with a 25% return, followed by Energy and Materials, returning 20% and 16%, respectively. Health Care and Utilities were the laggards, as each sector gained about 1%.

Earnings  Estimates  Increasing

Looking ahead to 2011, earnings for the S&P 500 Index are expected to grow 12% to around $94, followed by an additional 11% for 2012. Stocks appear reasonably valued at about 13.5 times expected earnings for the next 12 months. Investors expect the Federal Reserve to maintain low short-term rates to help the U.S. economy grow faster in 2011, causing many analysts to bump up their 2011 GDP estimates above 3%. Faster economic growth, however, is taking a toll on longer term interest rates, causing long-term bonds to decline in price. Since investors tilted their asset allocations strongly in favor of bonds over the last two years, it would not be surprising to see a continued decline in long-term bonds to cause at least some shift back to equities. The market is obviously not without risks, as the European sovereign debt problems will likely continue and military tensions will remain high in North Korea and Iran, but stronger GDP growth should support higher stock prices at least in the first half of 2011.


MARKET  SECTOR  PRICE  CHANGES



                     % 3 Months               %YTD

S&P 500 Index             10.2%              12.8%
Russell Large Index       10.7%              13.9%
Russell Mid Index         12.6%              23.5%
Russell Small Index       15.9%              25.3%
Russell 3000 Index        11.1%              14.8%




Last  3  Months  and  YEAR-TO-DATE



VALUE     BLEND     GROWTH
 9.9%     10.7%       11.4%        LARGE
12.9%     13.9%       14.9%
11.7%     12.6%       13.7%        MEDIUM
22.1%     23.5%       25.1%
14.8%     15.9%       17.0%        SMALL
22.2%     25.3%       28.3%




ECONOMIC  SECTOR  ALLOCATION



Sector                    Fund        S&P 500
Consumer Discretion        15%            11%
Consumer Staple             6%            11%
Energy                     13%            12%

Financial                   5%            15%
Health Care                 9%            11%
Industrials                11%            11%

Information Tech           26%            19%
Materials                   8%             4%
Telecommunications          0%             3%

Utilities                   0%             3%
Sector-Specific ETFs        2%            N/A
Cash                        4%            N/A
Other                       1%            N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
   6%       19%        25%        LARGE

   1%        7%        38%        MEDIUM

   0%        0%         4%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                            % of Fund
Fossil Inc                                        1.7%
LyondellBassell Industries                        1.7%
Acme Packet Inc                                   1.6%
Wynn Resorts Ltd                                  1.6%
United Therapeutics Corp                          1.5%



TOP  FIVE  STOCK  HOLDINGS



                                                         % of Fund
Alexion Pharmaceuticals Inc                                    2.9%
Cognizant Technology Solutions Corp                            2.9%
Oracle Corp                                                    2.6%
Rovi Corp                                                      2.6%
Check Point Software Technologies                              2.5%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.